UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37411

TREX WIND-DOWN, INC.

(Exact name of registrant as specified in its charter)

377 Ocean Boulevard, Unit 5,

Hampton, NH 03842

(908) 636-7160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*As previously disclosed, on November 17, 2023, Trex Wind-down, Inc. f/k/a Timber Pharmaceuticals, Inc. (the “Company”) and certain of its subsidiaries, Timber Pharmaceuticals LLC (“Timber LLC”) and BioPharmX Inc. (“BioPharmX”, and together with the Company and Timber LLC, collectively, the “Debtors”) each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Court”). The Debtors’ Chapter 11 cases are being jointly administered under the caption and case number, In re Trex Wind-down, Inc., et al., f/k/a Timber Pharmaceuticals, Case No. 23-11878 (JKS) (the “Chapter 11 Case”). On May 6, 2024, the Company’s Revised Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation of Trex Wind-down, Inc. and its Affiliated Debtors, dated March 20, 2024 (as amended, modified, or supplemented from time to time, the “Plan”) was confirmed by the Court. On May 9, 2024 (the “Effective Date”), the Debtors filed a Notice of Effective Date with the Court and the Plan became effective in accordance with its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and warrants exercisable for shares of common stock of the Company have been canceled and discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Trex Wind-down, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TREX WIND-DOWN, INC.
Date: May 9, 2024

	By:	/s/ Jeffrey T. Varsalone
	Name:	Jeffrey T. Varsalone
	Title:	Authorized Signatory